SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                         Continental Homes Holding Corp.
                                 (Name of Issuer)

                          Common Stock, par value $0.01
                          (Title of Class of Securities)

                                    21148C102
                                  (Cusip Number)

                                    Scott Rand
                         301 Commerce Street, Suite 2975
                             Fort Worth, Texas  76102
                                 (817) 332-9500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 21, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Person:

         Q Investments, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         279,998 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 3.9% (2)

14.      Type of Reporting Person: PN


----------------------------
(1) Represents shares obtainable upon conversion of $6,650,000 principal amount of the Issuer's 6-7/8% Convertible Subordinated Notes due 2002 (the "Bonds").

(2)      Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 7,137,928.

1.       Name of Reporting Person:

         Amalgamated Gadget, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         141,052 (1)(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 2.0% (3)

14.      Type of Reporting Person: PN

----------------------------
(1) Represents shares obtainable upon conversion of $3,350,000 principal amount of the Bonds.

(2) The Bonds were purchased by Amalgamated for and on behalf of R2 Investments, LDC pursuant to an Investment Management Agreement. Upon conversion of the Bonds, Amalgamated, pursuant to such Agreement, will have sole voting and dispositive power over the shares obtainable thereby and R2 Investments, LDC will have no beneficial ownership of such shares.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 6,998,982.

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         Pursuant to Rule 13d-2(a) of Regulation D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated January 7, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of Continental Homes Holding Corp. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         (a)

         Reporting Persons

         Pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of 279,998 shares obtainable upon conversion of $6,650,000 principal amount of the Bonds held by Investments, which constitutes approximately 3.9% of the 7,137,928 shares deemed to be outstanding thereunder.

         Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 141,052 shares obtainable upon conversion of $3,350,000 principal amount of the Bonds held by R2, which constitutes approximately 2.0% of the 6,998,982 shares of the Stock deemed to be outstanding thereunder.

         Controlling Persons

         Because of its position as the sole general partner of Investments, Acme may be deemed to be the beneficial owner of 279,998 shares of the Stock, which constitutes approximately 3.9% of the 7,137,928 shares of the Stock deemed to be outstanding.

         Because of its position as the sole general partner of Acme and Amalgamated, Scepter may be deemed to be the beneficial owner of 421,050 shares of the Stock, which constitutes approximately 5.8% of the 7,278,980 shares of Stock deemed to be outstanding.

         Because of his position as the President and sole shareholder of Scepter, Raynor may be deemed to be the beneficial owner of 421,050 shares of the Stock, which constitutes approximately 5.8% of the 7,278,980 shares deemed to be outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Investments (which acts through its general partner, Acme) has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock because it currently holds only Bonds, not Stock.

         Amalgamated (which acts through its general partner, Scepter) has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock because (pursuant to an Investment Management Agreement with R2) it holds only Bonds, not Stock.

         Controlling Persons

          In its capacity as the general partner of Investments, Acme (which acts through its general partner, Scepter) has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock because Investments currently holds only Bonds, not Stock.

         In its capacity as the general partner of Acme and Amalgamated, Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock because Investments and Amalgamated currently hold only Bonds, not Stock.

         In his capacity as the President and sole shareholder of Scepter, Raynor has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock because Investments and Amalgamated currently hold only Bonds, not Stock.

         (c)

         Although none of the Reporting Persons currently own, beneficially or otherwise, any Stock (except to the extent that they may be deemed to have a beneficial interest in the Stock on account of their ownership of Bonds), since the last filing on Schedule 13D, the Reporting Persons have purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:


                                  NUMBER OF SHARES    PRICE PER
REPORTING PERSON   DATE           PURCHASED           SHARE

Investments        01/21/98       129,315             $44.97
Investments        01/21/98        27,785             $44.80
Investments        01/21/98        11,600             $45.05
Amalgamated (1)    01/21/98        65,685             $44.97
Amalgamated (1)    01/21/98        14,315             $44.80
Amalgamated (1)    01/21/98         5,800             $45.05

(1) These shares were purchased by R2, which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Amalgamated.

         In addition, since the last filing on Schedule 13D, the Reporting Persons have sold Bonds in over-the-counter transactions, as follows:

                                 FACE AMOUNT          PRICE PER $100
REPORTING PERSON   DATE          OF DEBENTURES        FACE AMOUNT

Investments        01/21/98      $3,150,000           $192.35
Investments             01/21/98      $  660,000           $191.55
Investments        01/21/98      $  300,000           $192.60
Amalgamated (1)    01/21/98      $1,600,000           $192.35
Amalgamated (1)    01/21/98      $  340,000           $191.55
Amalgamated (1)    01/21/98      $  150,000           $192.60

         (1) These Bonds were sold by R2, which has no beneficial ownership of the same pursuant to an Investment Management Agreement with Amalgamated.



         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), (previously filed).
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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

         DATED:     January 22, 1998



                        Q INVESTMENTS, L.P.


                           By: Acme Widget, L.P., its
                               general partner


                             By: Sceptor Holdings, Inc., its
                                 general partner


                                By: /s/ Geoffrey Raynor
                                   Geoffrey Raynor, President



                         AMALGAMATED GADGET, L.P.


                           By: Scepter Holdings, Inc., its
                               general partner



                               By: /s/ Geoffrey Raynor
                                  Geoffrey Raynor, President
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EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement and Power of Attorney pursuant to Rule
              13d-1(f)(1)(iii), previously filed.